

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 14, 2013

Via E-mail
Ms. Christie B. Kelly
Executive Vice President and Chief Financial Officer
Duke Realty Corporation
600 East 96th Street, Suite 100
Indianapolis, IN 46240

      RE: **Duke Realty Corporation and Duke Realty Limited Partnership**
                Form 10-K for the Fiscal Year Ended December 31, 2012
                Filed February 22, 2013
                File No. 1-09044 and 0-20625

Dear Ms. Kelly:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                Sincerely,

                /s/ Daniel L. Gordon

                Daniel L. Gordon
                Branch Chief